November 16, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Carlos Pacho, Senior Assistant Chief Accountant

Re: Whirlpool Corporation
Form 8-K Dated July 22, 2016
Response Dated October 4, 2016
File No. 1-03932

Dear Mr. Pacho:

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation (the “Company”), I am responding to the letter from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (“Staff”) dated November 2, 2016, containing a comment on the above-referenced filing and response. For your convenience, we have included in this letter the Staff’s comment before providing our response to that comment.

Comment No. 1: Exhibit 99.1

We note your response to comment two. Please tell us in more detail about the restructuring charges, other than those relating to Indesit, that are excluded from your non-GAAP Ongoing Business Measures and why they do not represent normal, recurring, cash operating expenses. To help us better understand your response, please provide insight into the nature and amount of the costs incurred and excluded from your non-GAAP Ongoing Business Measures for the periods presented. Please also tell us about the number of periods impacted by the related restructuring plans.

In response to the Staff’s comment, we respectfully provide the following supplemental information. For the three and six months ended June 30, 2016, non-Indesit related restructuring expense represented 14% and 21%, respectively, of the Company’s overall restructuring expense. For the three and six months ended June 30, 2015, non-Indesit related restructuring expense represented 23% and 28%, respectively, of the Company’s overall restructuring expense. For the Company’s full-year 2016 forecast, non-Indesit restructuring expense represents 18% of the Company’s overall forecasted restructuring expense.

The Company discloses in the notes to its financial statements restructuring expense by operating segment and by type of expense. For the Staff’s background, the Company provides below supplemental information on significant non-Indesit related restructuring expense, including the percentage of overall restructuring expense represented by each item, the first quarter in which the Company incurred an expense related to the item, and when the Company expects the action to be substantially complete.

Restructuring Expense Item	Q2 2016 Percentage of Restructuring Expense	Q2 2015 Percentage of Restructuring Expense	Full Year 2016 Percentage of Restructuring Expense	First Quarter Expense was Incurred	Action Substantially Complete
(a) China Organizational Integration	Three Months: 5% Six Months: 3%	Three Months: 0% Six Months: 4%	2%	4Q2014	2016
(b) EMEA Microwave Plant Closure	Three Months: 0% Six Months: 0%	Three Months: 0% Six Months: 4%	0%	2Q2013	2015
(c) EMEA Footprint and Headcount Reduction	Three Months: 0% Six Months: 1%	Three Months: 1% Six Months: 1%	1%	3Q2011	2016
(d) Latin America Headcount Reduction	Three Months: 2% Six Months: 3%	Three Months: 13% Six Months: 11%	3%	1Q2011	2016
(e) Global Product Organization Restructuring	Three Months: 3% Six Months: 13%	Three Months: 0% Six Months: 0%	6%	1Q2016	2016

Each of the above footprint and headcount reductions and organizational integration actions relate to discrete, unique restructuring events. With respect to (a), the expenses related to headcount reductions and the relocation of our China business headquarters to Hefei, China as required by the Chinese government in connection with our acquisition of Hefei Rongshida Sanyo Electric Co., Ltd. (“Hefei Sanyo”). The Hefei Sanyo acquisition and Indesit acquisition were the only two major acquisitions we have undertaken since we acquired Maytag Corporation in 2006. The expenses also included a manufacturing plant closure in Perini, Brazil and associated manufacturing consolidation in China for our Brazil-based Embraco subsidiary, which were part of a discrete compressor-business restructuring plan to respond to Brazil market conditions. With respect to (b) above, the expenses related to a microwave manufacturing plant closure in Norrkoping, Sweden, which was a discrete action to right-size our EMEA small appliance manufacturing base. With respect to (c), the expenses related to a refrigeration plant closure in Trento, Italy, and certain non-footprint related headcount reductions, which although occurring over a number of quarters, were part of a one-time organizational efficiency plan to right-size our manufacturing and administrative workforce in line with regional operational needs. With respect to (d), the expenses related to headcount reductions, which, although occurring over a number of quarters, were part of a discrete Latin America home appliance restructuring plan (separate from the compressor-business restructuring plan in (a)) to respond primarily to Brazil market conditions. With respect to (e), the expenses related to headcount reductions of our Global Product Organization ("GPO"), as part of a one-time restructuring plan to establish a global platform focus in product development. This restructuring was unique for the Company's GPO function in terms of its global scope, in recognition of our changing post-acquisition global footprint.

Given the nature and infrequent occurrence of these transactions, plant closures and other unique items and the types of restructuring costs, management also reviews the Company’s operating results by adjusting for these expenses in managing the ongoing business.

As provided in our prior comment response, the Company has not historically described these charges as non-recurring or in other terms that mischaracterize the frequency of these charges, and we believe that there is no confusion among investors about these adjustments.
I hope that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-3732, via facsimile at (269) 923-3582, or via email at james_peters@whirlpool.com.

Sincerely,

/s/ JAMES PETERS

James Peters
Executive Vice President and Chief Financial Officer

Cc:    Christie Wong, Staff Accountant
Christine Adams, Staff Accountant
Bridget K. Quinn, Whirlpool Corporation
Paul Steih, Ernst & Young LLP